Exhibit 99.1

Release

Frankfurt am Main	January 28, 2016

Deutsche Bank reports 2015 fourth quarter net loss of EUR 2.1 billion and full year net loss of EUR 6.8 billion

Group results at a glance

EUR bn (unless stated otherwise)	4Q2015	vs. 4Q2014		FY2015	vs. FY2014
Net revenues	6.6	(15)%		33.5	5%
Noninterest expenses	9.0	24%		38.7	40%
Income before income taxes	(2.7)	N/M		(6.1)	N/M
Net income	(2.1)	N/M		(6.8)	N/M
Post tax RoTE	(15.7)%	N/M		(12.3)%	N/M
CET 1 ratio, fully loaded	11.1%	(40	)bps*	11.1%	(60	)bps
Leverage exposure	1,395	(2	)%*	1,395	(3)%
Leverage ratio	3.5%	(10	)bps*	3.5%	—
RWA	397	(3	)%*	397	1%
*	Fully loaded Capital Requirements Regulation / Capital Requirements Directive 4 (CRR / CRD4) basis; vs. 3Q2015

Core business revenues

EUR bn	4Q2015	4Q2014	FY2015		FY2014
Corporate Banking & Securities	2.1	3.0	14.2		13.6
Private & Business Clients	2.2	2.4	8.9	*	9.6
Global Transaction Banking	1.2	1.0	4.6		4.1
Deutsche Asset & Wealth Management	1.4	1.2	5.4		4.7
*	After impairment of EUR 0.7bn on stake in Hua Xia Bank

Key items

EUR bn	4Q2015	4Q2014	FY2015	FY2014
Impairments on goodwill/intangibles	0.0	0.1	5.8	0.1
Litigation charges	1.2	0.5	5.2	2.0
Restructuring/severance	0.8	0.1	1.0	0.4

John Cryan, Co-Chief Executive Officer, said: “In 2015 we made considerable progress on the implementation of our strategy. The much-needed decisions we took in the second half of the year contributed to a net loss for the fourth quarter and full year.”

He added: “We are focused on 2016 and continue to work hard to clear up our legacy issues. Restructuring work and investment in our platform will continue throughout the year.”

He concluded: “We know that periods of restructuring can be challenging. However, I’m confident that by continuing to implement our strategy in a disciplined manner, we can and will transform Deutsche Bank into a stronger, more efficient and better run institution.”

Issued by the press relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com https://www.db.com/media E-mail: db.presse@db.com

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Group Results

in EUR m. (unless stated otherwise)	4Q2015	4Q2014	4Q15 vs. 4Q14	FY2015	FY2014	FY15 vs. FY14
Net revenues	6,642	7,832	(1,190)	33,525	31,949	1,576
Provision for credit losses	380	369	11	956	1,134	(178)
Noninterest expenses	8,967	7,211	1,755	38,667	27,699	10,968

Income (loss) before income taxes	(2,704)	253	(2,957)	(6,097)	3,116	(9,213)

Net income	(2,125)	441	(2,567)	(6,772)	1,691	(8,463)
RWA (in EUR bn)	397	394	3	397	394	3
Tangible book value per share (in EUR)	37.90	38.53	(0.63)	37.90	38.53	(0.63)

Noninterest expenses

in EUR m. (unless stated otherwise)	4Q2015	3Q2015	2Q2015	1Q2015	4Q2014	3Q2014	2Q2014	1Q2014	FY2015	FY2014
Adjusted Cost Base	6,811	6,210	6,516	6,914	6,380	6,248	6,045	6,280	26,451	24,953
Noninterest expenses	8,967	13,224	7,798	8,678	7,211	7,328	6,693	6,466	38,667	27,699
therein:
Impairment of Goodwill & Intangibles	6	5,770	0	0	111	0	0	0	5,776	111
Litigation	1,238	1,209	1,227	1,544	538	932	501	0	5,218	1,971
Policyholder benefits and claims	122	(29)	10	153	80	77	80	52	256	289
Restructuring and Severance	790	63	45	67	103	71	67	134	965	375

Cost/income ratio	135%	180%	85%	84%	92%	93%	85%	77%	115%	87%
Compensation ratio	47%	45%	38%	33%	38%	41%	38%	40%	40%	39%

Note: Figures may not add up due to rounding

Commentary

Revenues were EUR 6.6 billion in 4Q 2015, down 15% year-on-year. This primarily reflected a year-on-year revenue decline in Corporate Banking & Securities (CB&S) and mark-to-market losses in the Non-Core Operating Unit (NCOU).

Revenues in the full year 2015 were EUR 33.5 billion, up 5% year-on-year. Revenues were slightly up at constant exchange rates and excluding the EUR 0.7 billion impact from the Hua Xia Bank transaction, including the impairment of the Bank’s 19.99% stake in the Chinese Bank as well as other transaction-related effects.

Noninterest expenses were EUR 9.0 billion in 4Q 2015, up 24% year-on-year. Noninterest expenses in the quarter included EUR 0.8 billion of expenses for restructuring and severance, predominantly in Private & Business Clients (PBC), and EUR 1.2 billion of litigation charges. The Adjusted Cost Base, which excludes litigation, impairments, policyholder benefits and claims and restructuring and severance, was EUR 6.8 billion in 4Q 2015, up from EUR 6.4 billion, and up slightly from EUR 6.7 billion at constant exchange rates, in 4Q 2014.

Noninterest expenses in the full year 2015 were EUR 38.7 billion, up from EUR 27.7 billion in 2014, and included: impairments of goodwill and other intangible assets of EUR 5.8 billion; litigation charges of EUR 5.2 billion (2014: EUR 2.0 billion); and restructuring and severance expenses of EUR 1.0 billion (2014: EUR 0.4 billion). These specific items totaled EUR 12.0 billion in 2015. The Adjusted Cost Base of EUR 26.5 billion was up slightly versus 2014, but slightly lower at constant exchange rates, reflecting lower expenses in NCOU due to disposals and other cost savings, counterbalanced by higher regulatory spending.

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Capital and leverage

in EUR bn (unless stated otherwise)	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014
CET1 capital ratio[1]	11.1%	11.5%	11.7%

Risk-weighted assets[1]	397	408	394

Total assets (IFRS)	1,626	1,719	1,709
CRD4 leverage exposure[2]	1,395	1,420	1,445
Leverage ratio[3]	3.5%	3.6%	3.5%

1)	based on CRR/CRD4 fully loaded
2)	based on CRR/CRD4 rules
3)	based on fully loaded CRR/CRD4 T1 capital and leverage ratio exposure according to CRR/CRD4 rules

Commentary

The Common Equity Tier 1 (CET 1) capital ratio was 11.1% at the end of 4Q 2015, down from 11.5% at the end of the third quarter. This decline primarily reflected the net loss in the quarter. The sale of the Bank’s 19.99% stake in Hua Xia Bank, on a pro-forma basis, would have improved the CET 1 ratio (CRR/CRD4 fully-loaded) as of December 31, 2015, by approximately 50-60 basis points.

The CRD4 leverage ratio declined from 3.6% to 3.5% during 4Q 2015, reflecting the quarterly loss. The aforementioned sale of the Bank’s stake in Hua Xia Bank, on a pro-forma basis, would have improved the CRD4 leverage ratio as of December 31, 2015, by approximately 10 basis points.

Risk Weighted Assets (RWA) were reduced by EUR 11 billion to EUR 397 billion at the end of 4Q 2015. This was largely driven by reductions in market risk, credit risk and credit valuation adjustments, which more than offset increases in RWAs for operational risk and exchange rate movements during the quarter. Reductions occurred primarily in CB&S and NCOU.

Segment results

Corporate Banking & Securities (CB&S)

in EUR m. (unless stated otherwise)	4Q2015	4Q2014	4Q15 vs. 4Q14	FY2015	FY2014	FY15 vs. FY14
Net revenues	2,079	2,961	(882)	14,219	13,629	589
Provision for credit losses	115	9	106	265	103	162
Noninterest expenses	3,117	2,627	490	15,963	10,593	5,371
Noncontrolling interest	1	2	(1)	26	25	0

Income (loss) before income taxes	(1,153)	323	(1,476)	(2,035)	2,909	(4,944)

RWA (in EUR bn)	195	176	20	195	176	20

Commentary

Revenues were EUR 2.1 billion in 4Q 2015, down 30% year-on-year, reflecting valuation adjustments in Debt Sales & Trading, a challenging trading environment, and lower client activity. Debt Sales & Trading revenues were EUR 947 million in 4Q 2015, down 16%. Excluding the impact of CVA/DVA/FVA adjustments, Debt Sales & Trading revenues were 6% lower. Strong revenues in Rates and Emerging Market Debt trading were offset by lower revenues in Credit Solutions and RMBS, where the Bank is exiting the Agency RMBS business. Equity Sales & Trading revenues were down 28%, driven by lower

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revenues from Cash Equities and Equity Derivatives, partially offset by higher Prime Finance revenues. Origination & Advisory revenues were down 43%, reflecting lower market activity and reduced market share in certain areas.

For the full year, revenues were EUR 14.2 billion, up 4% year-on-year.

Noninterest expenses were EUR 3.1 billion in 4Q 2015, up 19% year-on-year. The increase was driven by higher litigation costs of EUR 335 million, regulatory-related expenditure and exchange rate movements.

Private & Business Clients (PBC)

in EUR m. (unless stated otherwise)	4Q2015	4Q2014	4Q15 vs. 4Q14	FY2015	FY2014	FY15 vs. FY14
Net revenues	2,232	2,389	(156)	8,911	9,565	(654)
Provision for credit losses	150	187	(37)	501	622	(121)
Noninterest expenses	2,757	2,194	564	11,700	7,753	3,948
Noncontrolling interest	0	0	0	1	1	(0)

Income (loss) before income taxes	(675)	8	(683)	(3,291)	1,189	(4,480)

RWA (in EUR bn)	80	80	0	80	80	0

Commentary

Revenues were EUR 2.2 billion in 4Q 2015, down 7% year-on-year, impacted by valuation and transaction-related effects relating to the Bank’s investment in Hua Xia Bank, and lower Deposit revenues in an ongoing low interest rate environment, which were partly counterbalanced by sustained revenue growth in Credit products.

For the full year, revenues were EUR 8.9 billion, down 7% year-on-year; adjusted for valuation and other transaction-related effects on the Bank’s stake in Hua Xia Bank, revenues were broadly stable year-on-year.

Noninterest expenses were EUR 2.8 billion in 4Q 2015, up 26% year-on-year, reflecting restructuring and severance charges of EUR 669 million mainly relating to PBC’s restructuring of its branch network and a partial write-off of software of EUR 131 million.

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Global Transaction Banking (GTB)

in EUR m. (unless stated otherwise)	4Q2015	4Q2014	4Q15 vs. 4Q14	FY2015	FY2014	FY15 vs. FY14
Net revenues	1,175	1,039	136	4,616	4,119	497
Provision for credit losses	91	42	49	127	156	(29)
Noninterest expenses	737	750	(13)	3,050	2,811	239

Income (loss) before income taxes	347	247	99	1,439	1,152	287

RWA (in EUR bn)	52	43	9	52	43	9

Commentary

Revenues were EUR 1.2 billion in 4Q 2015, up 13% year-on-year in a challenging market environment. This result reflected solid business volumes in Trade Finance & Cash Management for Corporates and in Institutional Cash & Securities Services, together with a positive exchange rate impact.

For the full year, revenues were EUR 4.6 billion, up 12% year-on-year.

Noninterest expenses were EUR 737 million in 4Q 2015, down 2% year-on-year despite an adverse exchange rate impact, reflecting lower litigation and performance-related expenses during 4Q 2015.

Income before income taxes for the full year was a record EUR 1.4 billion, up 25% year-on-year.

Deutsche Asset & Wealth Management (Deutsche AWM)

in EUR m. (unless stated otherwise)	4Q2015	4Q2014	4Q15 vs. 4Q14	FY2015	FY2014	FY15 vs. FY14
Net revenues	1,416	1,240	176	5,408	4,704	705
Provision for credit losses	4	(0)	5	9	(7)	16
Noninterest expenses	1,137	878	259	4,149	3,691	459
Noncontrolling interest	0	4	(4)	0	4	(4)

Income (loss) before income taxes	274	358	(84)	1,250	1,016	234

RWA (in EUR bn)	24	17	7	24	17	7

Commentary

Net revenues were EUR 1.4 billion in 4Q 2015, up 14% year-on-year, reflecting cumulative net money inflows totalling EUR 70 billion across 2014 and 2015 and increased business activity in Active, Passive and Alternative Products and the positive effect of exchange rate movements.

For the full year, revenues were EUR 5.4 billion, up 15% year-on-year.

Noninterest expenses were EUR 1.1 billion in 4Q 2015, up 30% year-on-year, partly reflecting the non-recurrence of a partial reversal of intangible write-downs related to Scudder which reduced costs by EUR 83 million in 4Q 2014 and the impact of exchange rates.

Invested Assets were EUR 1.1 trillion at the end of 4Q 2015, up 8% versus 4Q 2014. After seven consecutive quarters of net new asset inflows, Deutsche AWM saw a net asset outflow of EUR 4 billion in 4Q 2015, compared with net inflows of EUR 10 billion in 4Q 2014. However, cumulative net money inflows for the year 2015 were EUR 29 billion.

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Non-Core Operations Unit (NCOU)

in EUR m. (unless stated otherwise)	4Q2015	4Q2014	4Q15 vs. 4Q14	FY2015	FY2014	FY15 vs. FY14
Net revenues	(304)	152	(457)	401	172	229
Provision for credit losses	19	131	(113)	54	259	(206)
Noninterest expenses	840	731	109	3,079	2,813	265
Noncontrolling interest	0	(2)	0	1	(2)	3

Income (loss) before income taxes	(1,163)	(709)	(455)	(2,732)	(2,899)	167

RWA (in EUR bn)	34	59	(24)	34	59	(24)

Commentary

Revenues were EUR (304) million in 4Q 2015, down by EUR 457 million year-on-year, primarily reflecting mark-to-market losses which were partly offset by net gains on the sales of assets.

For the full year, net revenues were EUR 401 million.

Noninterest expenses were EUR 840 million in 4Q 2015, up 15% year-on-year, including EUR 544 million of litigation charges. Excluding litigation charges, noninterest expenses were down 53%, reflecting the non-recurrence of a one-time impairment on a specific asset in 4Q 2014, and the impact of asset sales including The Cosmopolitan of Las Vegas.

RWAs were EUR 34 billion at the end of 4Q 2015, down 41% versus EUR 59 billion at the end of 4Q 2014. During 4Q 2015, NCOU reduced RWAs by approximately EUR 7 billion and CRD4 Leverage Exposures by approximately EUR 18 billion.

The figures in this release are preliminary and unaudited. The Annual Report 2015 and Form 20-F are scheduled to be published on 11 March 2016.

For further information please contact:

Deutsche Bank AG

Press & Media Relations

Press and Media Relations	Investor Relations

Dr. Ronald Weichert	+49 69 910 38664	+49 69 910 35395 (Frankfurt)
Christian Streckert	+49 69 910 38079	+44 20 754 50279 (London)
Eduard Stipic	+49 69 910 41864
db.presse@db.com		db.ir@db.com

Today a press conference will be held at 10:00 CET. This event can be followed by webcast. Further details can be found on the Deutsche Bank website: https://www.db.com/newsroom.

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About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2015 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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